

Mail Stop 3030

February 2, 2017

Via E-mail
Joel C. Phillips
Chief Financial Officer
Exactech, Inc.
2320 NW 66th Court
Gainesville, FL 32653

> **Re: Exactech, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 3, 2016**
> **File No. 000-28240**

Dear Mr. Phillips:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Martin James

        Martin James
        Senior Assistant Chief Accountant
        Office of Electronics and Machinery